
December 7, 2022

Suren Ajjarapu
Chief Executive Officer
Aesther Healthcare Acquisition Corp.
515 Madison Avenue, Suite 8078
New York, New York 10022

>   **Re: Aesther Healthcare Acquisition Corp.**
>   **Amendment No 2. to Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 22, 2022**
>   **File No. 001-40793**

Dear Suren Ajjarapu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed November 22, 2022

General

1. We note your response to comment 1 and we reissue it. We do not believe that your reliance on Rule 14e-5(b)(7) with respect to the Vellar agreement is warranted as the agreement was entered on the same day as the announcement of the merger agreement. The Meteora agreement would not be compliant with Rule 14e-5; while you appear to rely on the interpretation in Tender Offers and Schedules CDI 166.01, that interpretation requires the repurchase of subject securities to be at a price no higher than the price offered through the SPAC redemption process. In this case, the issuance of shares to Meteora would constitute consideration for the subject securities and thus the price being paid would be higher than the price offered through the SPAC redemption process.

Summary of the Proxy Statement, page 18

2. We note your response to comment 4 and reissue in part. Your revised disclosure states New Ocean Biomedical would be obligated to pay Meteora $51,200,000 (4,000,000 shares times the redemption price, which you estimate to be around $10.30). The product of 4,000,000 and $10.30 does not equal $51,200,000. Please revise or otherwise advise. Also, in this discussion of the total amount New Ocean Biomedical may have to pay Meteora at maturity, disclose New Ocean Biomedical would pay Meteora an additional 1,000,000 shares of common stock by paying the redemption price for the shares while Meteora would retain the shares.

Extension Share Award, page 38

3. We note your disclosures that a portion of the extension share award is to repay the loan by the Sponsors for obtaining one extension to complete the business combination. We further note the adjustment to cash reflected in the pro forma balance sheet as referenced by footnote (10) on page 42. Please reflect the extension share award in your pro forma balance sheet and address the inconsistency with the adjustment to cash as referenced in footnote (10) to the pro forma balance sheet.

4. Please expand your disclosures regarding the additional 500,000 in shares to be issued to the Sponsors to clearly state that the Sponsors are receiving an additional $5 million in shares along with the reason for the issuance of the additional shares. Revise your pro forma financial statements to reflect the accounting for the issuance of these additional shares that relate to the repayment of the loan from the Sponsors.

Unaudited Pro Forma Condensed Combined Financial Information
Earnout Shares, page 38

5. We reissue prior comment 8 in requesting that you please expand your disclosure to include a discussion of the material terms for the Earnout Shares along with your intended accounting for this portion of the merger consideration to both Ocean Biomedical and Sponsor recipients. Revise your pro forma financial statements and notes to include the accounting for the earnout shares based on your analysis of the material terms and the relevant accounting guidance. As part of your response, provide us with your assessment of the material terms for each type of recipient along with your consideration of the guidance in ASC 480 and ASC 815-40 or ASC 718 for any employee.

2. Adjustments to Unaudited Pro Forma Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 39

6.   For footnote (1), please show the calculation of the adjustment amount to cash and cash equivalents for each scenario other than for scenarios 1 and 7. In this regard, the assumption of 25%, 75% and 100% redemption by the AHEA public shareholders should be reflected with an offset for the assumed shares acquired by Vellar and/or Meteora under the corresponding Backstop Agreements for scenarios 2, 3 and 4.

7.   For footnote (2), please address each of the following:
- For the Meteora Backstop Agreement, clarify whether the 1 million shares Meteora is entitled to at the maturity of the agreement is earned by Meteora regardless as to whether Meteora acquires zero or 4 million shares of AHAC Class A common stock. In this regard, we note your disclosures on page 32 in which 1,000,000 shares to Meteora are reflected as potential sources of dilution under all seven scenarios provided, even though Meteora only acquires shares under scenarios 2, 3 and 4. For those scenarios in which Meteora does not acquire any shares under the Backstop Agreement, tell us the specific authoritative literature that supports reflecting the 1 million shares to be paid to Meteora at maturity as an equity transaction.
- In the penultimate paragraph on page 40, you state, "In addition, at the maturity date, Meteora will be entitled to 1,000,000 shares of New Ocean Biomedical common stock." Towards the end of this paragraph, you also state, "In addition, at the maturity date AHAC will pay Meteora 1,000,000 shares." Please revise this paragraph to clearly state exactly how many shares Meteora is entitled to at the maturity of the Backstop Agreement – 1 million or 2 million – and under what circumstances the total number of shares will be earned by Meteora. To the extent that the total number of shares earned at maturity varies depending on the actual number of shares acquired under the Backstop Agreement, clearly disclose this.
- For scenarios 2, 3 and 4, provide your calculation for the adjustment to recognize the liability for the Backstop Agreements, along with a discussion of the material assumptions and estimates made. Refer to your disclosures under footnote (3). Explain to us why you have not recognized the value of the 1,000,000 shares Meteora is entitled as part of the liability for the Backstop Agreements in the pro forma balance sheet.

8.   For footnote (5), please revise the last sentence to provide more specific qualitative and quantitative details about the loans due the sponsor and other accounts payable referenced and what specifically would need to occur for these amounts to be paid or not be paid in connection with this transaction.

9.   We reissue prior comment 15. Please expand footnote (6) to provide the calculation for the adjusted number of shares Ocean Biomedical would be issued based on the description provided on page 38 and reflect the adjusted amount in the pro forma presentation for each scenario to the extent that any of those conditions are present as of the most recent

balance sheet date. If none of the factors that would reduce the number of shares issuable to Ocean Biomedical are present, disclose this conclusion for those specific scenarios. Address this comment throughout the document where the pro forma number of shares to be held is included along with appropriate footnote disclosure for the number of shares reflected. Refer to Article 11-02(a)(11)(ii)(A) of Regulation S-X for guidance.

10.   For footnote (8), we note that you have concluded that the contingencies have been met for the contingent liabilities of $12.4 million to be recognized and paid in connection with the business combination for scenarios 1-5. Please expand your disclosures to explain how scenarios 3 and 4 met the contingencies with reference to the table provided at the bottom of page 33.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 42

11.   For footnote (cc), we note that you have included an adjustment to recognize the $12.4 million expense for the contingent liabilities referenced in footnote (8) to the pro forma balance sheet for both scenarios presented. Please provide expanded disclosure to explain the maximum redemption scenario in which the full amount of the contingency would still be met resulting in recognition of $12.4 million in expenses. In addition, provide disclosure for those situations in which the contingencies would not be met and the expense would not be recognized until a future financing of at least $50 million. Finally, appropriately characterize the $12 million as contingent compensation and vendor payments, as only the $0.4 million portion of the expense represents contingent license fees.

Assumptions Underlying Unaudited Ocean Biomedical Prospective Financial Information, page 143

12.   We note your statement that not all of the programs have to obtain FDA approval or be introduced to the market for Ocean Biomedical to be profitable. Please revise your disclosure to explain that while Ocean Biomedical may still obtain profitability some day, the more programs that are delayed, fail to obtain FDA approval, are not introduced to the market or are subject to delays, the less reliable the projected financial statements will be and the longer it will take Ocean Biomedical to obtain profitability, if it does at all.

13.   We note your response to comment 22. Please amend your filing to include the projections prepared by Ocean Biomedical and provided to the Mentor Group.

<u>Guideline Transaction Method, page 147</u>

14.   We note your response to comment 25 and revised disclosure on page 147 indicating that most of the selected companies had little to no revenues. However, our comment was intended to focus on the target companies in the transaction analysis, which included target companies with revenues ranging from $32.5 million to $397 million. Therefore, our comment is reissued. Please clarify that Mentor did not consider comparable companies in its transaction analysis.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Andy Tucker, Esq.